Gabelli Securities Group, Inc.

One Corporate Center

Rye, New York  10580

August 6, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Gabelli Securities Group, Inc.
Form 10-12B
Originally Filed on May 12, 2015
File No. 1-37387

Ladies and Gentlemen:

In connection with the above-referenced registration statement, Gabelli Securities Group, Inc. (the “Company”) hereby acknowledges that:

•      the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•      staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•      the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact Keith Pisani of Paul Hastings LLP, our outside securities counsel with respect to this matter.  His phone number is (212) 318-6053.

Very truly yours,

GABELLI SECURITIES GROUP, INC.

By:	/s/ Kieran Caterina
Kieran Caterina
Chief Financial Officer